新世界發展有限公司
New World Development Company Limited

02 AUG -6 AM 12:38

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

July 26, 2002

SUPPL

02049032

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

We refer to the above and enclose herewith Announcement dated July 25, 2002 in connection with a Connected Transaction of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

New World China Land Limited
新世界中國地產有限公司
(Incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTION

The respective board of directors of New World Development Company Limited and New World China Land Limited announced that New World China Land Limited had provided a guarantee in respect of the obligation and liabilities of Shanghai Ramada Plaza Ltd. under separate term loan facilities as granted by two independent financial institutions up to an aggregate principal amount of USD10 million and RMB300 million respectively. New World China Land Limited had also guaranteed for the completion of Shanghai Changning Ramada Square by 30th September, 2002 or such later date as the lenders might agree and had undertaken that the funding requirement relating to the completion of its construction would be fulfilled.

Shanghai Ramada Plaza Ltd., the borrower, is an indirect non wholly-owned subsidiary of New World China Land Limited, and is owned as to 95% by Ramada Property Ltd. and 5% by an independent third party. Ramada Property Ltd. is in turn indirectly owned as to 60% by New World China Land Limited and directly owned as to 20% by Stanley Enterprises Limited and 20% by independent third parties. The other shareholders of Ramada Property Ltd. have agreed to indemnify New World China Land Limited in respect of its liability under the guarantee in proportion to their shareholding in Ramada Property Ltd. and pay to New World China Land Limited a guarantee fee of 0.25% per annum on the amount of the banking facility being utilized by Shanghai Ramada Plaza Ltd.

Stanley Enterprises Limited is a connected person of New World China Land Limited by virtue of its substantial shareholdings in certain subsidiaries of New World China Land Limited, including Ramada Property Ltd. At the date hereof, New World Development Company Limited held approximately 69.74% attributable interests in the issued share capital of New World China Land Limited. Accordingly, the provision of the abovementioned guarantee and payment of guarantee fee by Stanley Enterprises Limited to New World China Land Limited constitute connected transactions for New World Development Company Limited and New World China Land Limited respectively under the Listing Rules. Details of the guarantee and the annual guarantee fee will be included in the next published annual report and accounts of each of New World Development Company Limited and New World China Land Limited in accordance with Rule 14.25(1) of the Listing Rules.

THE GUARANTEE DATED 25TH JULY, 2002

Parties:

(i) New World China Land Limited ("**NWC**"), as guarantor; and

(ii) two financial institutions ("**Lenders**"), as beneficiaries. The Lenders are independent of the directors, chief executives and substantial shareholders of each of New World Development Company Limited ("**NWD**") and NWC, their respective subsidiaries or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")).

Purpose:

NWC guarantees the full obligation and liabilities of Shanghai Ramada Plaza Ltd. (the "**Borrower**") under separate term loan facilities (the "**Facilities**") as granted by the Lenders up to an aggregate principal amount of USD10 million (equivalent to approximately HK$78,000,000) and RMB300 million (equivalent to approximately HK$283,020,000) respectively (the "**Guarantee**") for a term of five years which will be utilized by the Borrower to finance the development cost of Shanghai Changning Ramada Square (the "**Square**") owned by the Borrower and as general working capital. NWC also guarantees for the completion of the Square by 30th September, 2002, or such later date as the Lender may agree, and undertakes to procure the provision of additional funding to the Borrower by Ramada Property (as defined below) to finance any construction cost for the completion of the Square in excess of the amount of the Facilities. Based on the present financial forecast relating to the construction of the Square, the directors of NWC do not foresee any imminent need for Ramada Property to provide such additional funding. In the event that such additional funding is provided, NWD and NWC will comply (to the extent applicable) with the relevant requirement of the Listing Rules. The Square, situated at the southwest corner of Dingxi Road/Yuyuan Road, Changning District, Shanghai, the People's Republic of China ("**PRC**"), with a total gross floor area of approximately 47,596 square metres, is now in the final stage of construction and will comprise a 24-storey commercial/residential/hotel composite building surmounting a 6-level commercial/carparking podium and 3-level of basements.

Prior to the granting of the Facilities, the Borrower has obtained a bridging loan for principal amounts of US$10 million (equivalent to approximately HK$78,000,000) and RMB50 million (equivalent to approximately HK$47,170,000) from one of the Lenders to whom NWC has provided a corporate guarantee, details of which were set out in a press announcement dated 3rd September, 2001.

REASONS FOR ENTERING INTO THE GUARANTEE

The Borrower is a co-operative joint venture company established in the PRC whose principal business is the development of the Square. The Borrower is owned by Ramada Property Ltd. ("**Ramada Property**") and an independent PRC joint venture partner as to 95% and 5% respectively. Ramada Property is in turn indirectly owned by NWC as to 60% and directly owned by Stanley Enterprises Limited ("**Stanley**") as to 20% and independent third parties as to 20%. It is a term of the Facilities that NWC should provide the Guarantee in order to obtain the Facilities for the benefit of the Borrower.

Stanley and the other shareholders of Ramada Property have agreed to indemnify NWC in respect of its liability under the Guarantee in proportion to their shareholding in Ramada Property by executing a counter indemnity in favour of NWC and agreed to pay to NWC a guarantee fee of 0.25% per annum on the amount of the Facilities being utilized by the Borrower.

The respective board of directors (including the independent non-executive directors) of NWD and NWC considers that it is in the interest of NWD and NWC that the Borrower can obtain the Facilities and considers that the terms of the Guarantee, being arrived at after arm's length negotiation with the Lenders, are determined upon normal commercial terms and are fair and reasonable as far as the independent shareholders of each of NWD and NWC are concerned.

GENERAL

The core businesses of NWD include property, infrastructure, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

Stanley is a substantial shareholder of certain subsidiaries of NWC, including Ramada Property. Apart from the foregoing, Stanley is independent of and not connected with the directors, substantial shareholders or chief executives of each of NWD and NWC, their respective subsidiaries or their respective associates (as defined in the Listing Rules). At the date hereof, NWD held approximately 69.74% attributable interests in the issued share capital of NWC. Accordingly, the provision of the Guarantee by NWC and the payment of the annual guarantee fee from Stanley to NWC constitute connected transactions for NWD and NWC respectively under the Listing Rules. The maximum exposure of NWC under the Guarantee and the one provided as per announcement dated 3rd September, 2001 together with the annual guarantee fee fall within the de minimis level as stipulated under rule 14.25(1) of the Listing Rules. Details of the Guarantee and the annual guarantee fee will be disclosed in the next published annual report and accounts of each of NWD and NWC in accordance with Rule 14.25(1) of the Listing Rules.

For your convenience, this announcement contains translations between Hong Kong dollars and Renminbi at HK$0.9434 = RMB1.00 and Hong Kong dollars and US dollars at HK$7.8 = US$1.00.

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Chow Yu-chun, Alexander
Company Secretary

Hong Kong, 25th July, 2002

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

New World China Land Limited
新世界中國地產有限公司
(Incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTION

The respective board of directors of New World Development Company Limited and New World China Land Limited announced that New World China Land Limited had provided a guarantee in respect of the obligation and liabilities of Shanghai Ramada Plaza Ltd. under separate term loan facilities as granted by two independent financial institutions up to an aggregate principal amount of USD10 million and RMB300 million respectively. New World China Land Limited had also guaranteed for the completion of Shanghai Changning Ramada Square by 30th September, 2002 or such later date as the lenders might agree and had undertaken that the funding requirement relating to the completion of its construction would be fulfilled.

Shanghai Ramada Plaza Ltd., the borrower, is an indirect non wholly-owned subsidiary of New World China Land Limited, and is owned as to 95% by Ramada Property Ltd. and 5% by an independent third party. Ramada Property Ltd. is in turn indirectly owned as to 60% by New World China Land Limited and directly owned as to 20% by Stanley Enterprises Limited and 20% by independent third parties. The other shareholders of Ramada Property Ltd. have agreed to indemnify New World China Land Limited in respect of its liability under the guarantee in proportion to their shareholding in Ramada Property Ltd. and pay to New World China Land Limited a guarantee fee of 0.25% per annum on the amount of the banking facility being utilized by Shanghai Ramada Plaza Ltd.

Stanley Enterprises Limited is a connected person of New World China Land Limited by virtue of its substantial shareholdings in certain subsidiaries of New World China Land Limited, including Ramada Property Ltd. At the date hereof, New World Development Company Limited held approximately 69.74% attributable interests in the issued share capital of New World China Land Limited. Accordingly, the provision of the abovementioned guarantee and payment of guarantee fee by Stanley Enterprises Limited to New World China Land Limited constitute connected transactions for New World Development Company Limited and New World China Land Limited respectively under the Listing Rules. Details of the guarantee and the annual guarantee fee will be included in the next published annual report and accounts of each of New World Development Company Limited and New World China Land Limited in accordance with Rule 14.25(1) of the Listing Rules.

THE GUARANTEE DATED 25TH JULY, 2002

Parties:

(i) New World China Land Limited ("**NWC**"), as guarantor; and

(ii) two financial institutions ("**Lenders**"), as beneficiaries. The Lenders are independent of the directors, chief executives and substantial shareholders of each of New World Development Company Limited ("**NWD**") and NWC, their respective subsidiaries or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")).

Purpose:

NWC guarantees the full obligation and liabilities of Shanghai Ramada Plaza Ltd. (the "**Borrower**") under separate term loan facilities (the "**Facilities**") as granted by the Lenders up to an aggregate principal amount of USD10 million (equivalent to approximately HK$78,000,000) and RMB300 million (equivalent to approximately HK$283,020,000) respectively (the "**Guarantee**") for a term of five years which will be utilized by the Borrower to finance the development cost of Shanghai Changning Ramada Square (the "**Square**") owned by the Borrower and as general working capital. NWC also guarantees for the completion of the Square by 30th September, 2002, or such later date as the Lender may agree, and undertakes to procure the provision of additional funding to the Borrower by Ramada Property (as defined below) to finance any construction cost for the completion of the Square in excess of the amount of the Facilities. Based on the present financial forecast relating to the construction of the Square, the directors of NWC do not foresee any imminent need for Ramada Property to provide such additional funding. In the event that such additional funding is provided, NWD and NWC will comply (to the extent applicable) with the relevant requirement of the Listing Rules. The Square, situated at the southwest corner of Dingxi Road/Yuyuan Road, Changning District, Shanghai, the People's Republic of China ("**PRC**"), with a total gross floor area of approximately 47,596 square metres, is now in the final stage of construction and will comprise a 24-storey commercial/residential/hotel composite building surmounting a 6-level commercial/carparking podium and 3-level of basements.

Prior to the granting of the Facilities, the Borrower has obtained a bridging loan for principal amounts of US$10 million (equivalent to approximately HK$78,000,000) and RMB50 million (equivalent to approximately HK$47,170,000) from one of the Lenders to whom NWC has provided a corporate guarantee, details of which were set out in a press announcement dated 3rd September, 2001.

REASONS FOR ENTERING INTO THE GUARANTEE

The Borrower is a co-operative joint venture company established in the PRC whose principal business is the development of the Square. The Borrower is owned by Ramada Property Ltd. ("**Ramada Property**") and an independent PRC joint venture partner as to 95% and 5% respectively. Ramada Property is in turn indirectly owned by NWC as to 60% and directly owned by Stanley Enterprises Limited ("**Stanley**") as to 20% and independent third parties as to 20%. It is a term of the Facilities that NWC should provide the Guarantee in order to obtain the Facilities for the benefit of the Borrower.

Stanley and the other shareholders of Ramada Property have agreed to indemnify NWC in respect of its liability under the Guarantee in proportion to their shareholding in Ramada Property by executing a counter indemnity in favour of NWC and agreed to pay to NWC a guarantee fee of 0.25% per annum on the amount of the Facilities being utilized by the Borrower.

The respective board of directors (including the independent non-executive directors) of NWD and NWC considers that it is in the interest of NWD and NWC that the Borrower can obtain the Facilities and considers that the terms of the Guarantee, being arrived at after arm's length negotiation with the Lenders, are determined upon normal commercial terms and are fair and reasonable as far as the independent shareholders of each of NWD and NWC are concerned.

GENERAL

The core businesses of NWD include property, infrastructure, services as well as telecommunications and technology. NWC is principally engaged in property development and property related investment in the PRC.

Stanley is a substantial shareholder of certain subsidiaries of NWC, including Ramada Property. Apart from the foregoing, Stanley is independent of and not connected with the directors, substantial shareholders or chief executives of each of NWD and NWC, their respective subsidiaries or their respective associates (as defined in the Listing Rules). At the date hereof, NWD held approximately 69.74% attributable interests in the issued share capital of NWC. Accordingly, the provision of the Guarantee by NWC and the payment of the annual guarantee fee from Stanley to NWC constitute connected transactions for NWD and NWC respectively under the Listing Rules. The maximum exposure of NWC under the Guarantee and the one provided as per announcement dated 3rd September, 2001 together with the annual guarantee fee fall within the de minimis level as stipulated under rule 14.25(1) of the Listing Rules. Details of the Guarantee and the annual guarantee fee will be disclosed in the next published annual report and accounts of each of NWD and NWC in accordance with Rule 14.25(1) of the Listing Rules.

For your convenience, this announcement contains translations between Hong Kong dollars and Renminbi at HK$0.9434 = RMB1.00 and Hong Kong dollars and US dollars at HK$7.8 = US$1.00.

By order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board
New World China Land Limited
Chow Yu-chun, Alexander
Company Secretary

Hong Kong, 25th July, 2002.